The Hartford Mutual Funds II, Inc.

690 Lee Road

Wayne, PA 19087

February 8, 2024

VIA EDGAR CORRESPONDENCE

David L. Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:  The Hartford Mutual Funds II, Inc. (the “Registrant”) (SEC File Nos. 002-11387 and 811-00558)

Dear Mr. Orlic:

We are writing in response to comments you provided telephonically to Alexander Karampatsos and me on January 30, 2024 with respect to the Registrant’s Post-Effective Amendment No. 180, filed on December 15, 2023, relating to Hartford Schroders Core Fixed Income Fund, Hartford Schroders Diversified Emerging Markets Fund, and The Hartford Growth Opportunities Fund (each a “Fund” and collectively, the “Funds”). We have reproduced your comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in a post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

All Funds:

1.

Comment:   Please provide supplementally a completed Annual Fund Operating Expenses table, Expense Example and performance chart for each Fund at least 5 business days prior to the effective date of the 485(b) filing.

Response:  The completed Annual Fund Operating Expenses table, Expense Example and performance chart for each Fund will be sent via e-mail on or prior to February 21, 2024.

2.

Comment:   To the extent that a Fund includes “Securities Lending Risk” as a principal risk, consider updating the principal investment strategy to reflect the use of securities lending as a principal investment strategy of the Fund.

Response:   The Registrant does not view the use of securities lending as a principal investment strategy. As a result, the Registrant will remove “Securities Lending Risk” as a principal risk and include it as an additional risk of the Funds.

3.

Comment:   Pursuant to the instructions to Form N-1A, if the Funds’ fiscal year is other than a calendar year, include the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart.

Response:   The fiscal year end is October 31, 2023 for each Fund. As a result, the most recent performance would be as of December 31, 2023. For this reason, the Registrant respectfully declines to make this change.

Hartford Schroders Core Fixed Income Fund:

4.

Comment:   With respect to the expense reimbursement arrangement disclosed in the footnote to the Annual Fund Operating Expenses table, please discuss whether the amounts reimbursed pursuant to this arrangement can be recouped by the reimbursing party.

Response:   Amounts reimbursed under the expense reimbursement arrangement described in the footnote to the Fund’s Annual Fund Operating Expenses table may not be recouped by the reimbursing party.

5.

Comment:   The Fund’s principal investment strategy discloses that “[t]he Fund may invest in fixed income securities of any maturity or duration. The Fund’s effective duration may vary over time depending on the Sub-Adviser’s assessment of market and economic conditions and other factors.” Please include a description regarding duration and effective duration in the Fund’s principal investment strategy.

Response:  The Registrant will update the principal investment strategy of the Fund to disclose that “Duration is a measure of a debt security’s price sensitivity to a given change in interest rates; effective duration is a measure of the Fund’s portfolio duration adjusted for the anticipated effect of interest rate changes on pre-payment rates. Duration takes into account the time until all payments of interest and principal on a security are expected to be made, including how these payments are affected by prepayments and by changes in interest rates. Generally, the higher a debt security’s duration, the greater its price sensitivity to a change in interest rates.”

Hartford Schroders Diversified Emerging Markets Fund:

6.

Comment:   With respect to the expense reimbursement arrangement disclosed in the footnote to the Annual Fund Operating Expenses table, please confirm that the expense reimbursement arrangement will be extended from February 28, 2024 to February 28, 2025 and discuss whether the amounts reimbursed pursuant to this arrangement can be recouped by the reimbursing party.

Response:   The Registrant confirms that the expense limitation arrangement will remain in place until February 28, 2025. Amounts reimbursed under the expense reimbursement arrangement described in the footnote to the Fund’s Annual Fund Operating Expenses table may not be recouped by the reimbursing party.

Should you have any questions, please feel free to contact the undersigned at (610) 386-4077 or at lisa.zeises@hartfordfunds.com.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises
Assistant Secretary

cc:	Alexander Karampatsos